SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 8, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01   Regulation FD Disclosure

On August 14, 2007, Steven R. Williams, Chairman and CEO, will present at the Colorado Oil & Gas Association Rocky Mountain Natural Gas Strategy Conference.

A copy of the transcript of the presentation is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

PowerPoint Presentation Text

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 8, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer





Petroleum Development Corporation

Colorado Oil & Gas Association
Rocky Mountain Natural Gas Strategy Conference

Steven R. Williams, Chairman & CEO

NASDAQ GSM: PETD

Forward Looking Statements



This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com

Company Snapshot



❖ Market Cap

✓ Approx. $700 Million

❖ Proved Reserves

✓ 323 Bcfe (2006)
　　▶ 500+ Bcfe (2007)

❖ Production

✓ 16.9 Bcfe (2006)
　　▶ 28 Bcfe (2007)

❖ Production Type

✓ 78% N.Gas/
　 22% Oil (2007)

❖ Rocky Mountains

✓ 85%+ (2007)

Core Operating Areas





Rocky Mountains

2006 Proved Reserves: 265.5 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

Michigan Basin

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007E Production: 1.8 Bcfe

Appalachian Basin

2006 Proved Reserves: 36.0 Bcfe
2006 Production: 1.5 Bcfe
2007 Production: 2.6 Bcfe

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2007 Colorado Operations



- ## Piceance Basin
  - Drill ~ 38 net wells
  - 6.9 Bcfe (89% increase)
- ## Wattenberg field
  - Drill ~ 100 net wells
  - 11.2 Bcfe (68% increase)
- ## NECO (Eastern DJ Basin Niobrara)
  - Drill ~ 141 Wells
  - 4.5 Bcfe (44% increase)
- ## Total Company 28 Bcfe (65% increase)

All 2007 numbers are estimates

Petroleum Development Corporation





Petroleum Development Corporation

Colorado Oil & Gas Association
Rocky Mountain Natural Gas Strategy
Conference

Steven R. Williams, Chairman & CEO

NASDAQ GSM: PETD